SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31236]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 29. 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2014. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 23, 2014, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

COLI VUL-4 Series Account of Great-West Life & Annuity Insurance Company of New York [File No. 811-22102]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on April 14, 2014, and amended on August 21, 2014.

Applicant's Address: 50 Main St., White Plains, NY 10606.

PHL Variable Accumulation Account III [File No. 811-22275]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on June 5, 2014, and amended on August 11, 2014.

Applicant's Address: PHL Variable Insurance Company, One American Row, PO Box 5056, Hartford, CT 06102-5056.

KKR Alternative Corporate Opportunities Fund [File No. 811-22721]
KKR Alternative Corporate Opportunities Fund P [File No. 811-22722]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 31, 2014, applicants made liquidating distributions to their shareholders, based on net asset value. KKR Asset Management LLC, investment adviser to both applicants, agreed to bear all expenses incurred in connection with the liquidations.

Filing Dates: The applications were filed on June 27, 2014, and amended on August 12, 2014.

Applicants' Address: 555 California St., 50th Floor, San Francisco, CA 94104.

Cohen & Steers Emerging Markets Real Estate Fund, Inc. [File No. 811-21894]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 28, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $17,316 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on July 29, 2014.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary